EXHIBIT 99.9

CONSENTS OF AUTHOR

I consent to the reliance in this Annual Report on Form 40-F of Northern Orion Resources Inc. of my report dated January 19, 2005 entitled "Reserve Statement for Publication" which Northern Orion Resources Inc. has referred to in its Annual Information Form for the year ended December 31, 2004 (the "AIF") and to the use of my name in the AIF under the heading "Description of the Business – Alumbrera Mine – Update and Status".

/s/ Luis A. Rivera
Luis A. Rivera Manager of Technical Services Minera Alumbrera Ltd. March 29, 2005